
September 25, 2009

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, TX 75231

> **Re:** **Reddy Ice Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Schedule 14A**
> **Filed April 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed September 30, 2009**
> **File No. 1-32596**

Dear Mr. Janusek:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Certifications, exhibits 31.1 and 31.2

1.   Please ensure that your certifications match the <u>exact</u> form set forth in Item
        601(b)(31) of Regulation S-K. For example, we note that you removed the "s"
        from the word "functions" in paragraph 5; replaced the phrase, "internal control
        over financial reporting" with "internal controls" in paragraph 5(a); and replaced
        the word "control" with "controls" in paragraph 5(b).

Schedule 14A filed April 16, 2009

General

2.   Regarding the comments that follow for the Schedule 14A filed April 16, 2009,
        please confirm in writing that you will comply with comments in all future
        filings, and provide us with an example of the disclosure you intend to use in each
        case. After our review of your responses, we may raise additional comments.

Executive Compensation Discussion and Analysis, page 27

3.   We note the compensation committee's use of "[a]dditional compensation data
        from the consultant's own surveys and other published surveys;" "survey data
        [which included] non-durable goods manufacturing companies and general
        industry information that covered a wide range of companies across all industries
        and revenue sizes;" "companies of comparable size from industry sectors
        comparable to that to the Company as the midpoint for each grade level;" and
        "comparable company sample" which appear to be used, but were outside your
        disclosed peer group. Please revise to include disclosure of the other companies
        used by the compensation committee in making its determinations and the survey
        data provided by your compensation consultants, or revise to clearly disclose that
        the compensation committee did not use data outside information from your
        disclosed peer group.

Role of Executive Officers in Compensation Decisions, page 29

4.   We note that your compensation committee approves recommendations based on
        annual reviews by the Chief Executive Officer of "all executive officers." Please
        clarify the compensation committee's role and authority with respect to final
        compensation determinations for the CEO and to what extent the CEO is
        permitted to make, and has in the past made, recommendations regarding his own
        salary. See Item 407(e)(3) of Regulation S-K.

Annual Compensation Policies, page 29

5.   Please disclose the targets the compensation committee used in its determination
        of the annual incentive awards and total annual compensation for the named
        executive officers, including target levels of "Adjusted EBITDA [and] annual
        incentive targets for each plant location and the consolidated Company," for 2008
        and "revenues and Adjusted EBITDA annual incentive targets" for 2009. Further,
        if there are threshold, target and reach targets and specific percentage increases or
        decreases that correlate used for any element of compensation, please disclose.

        If you believe disclosing the targets would result in competitive harm such that
        the targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. If disclosure of quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels or other factors.
        See Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009; Form 10-Q for the Fiscal
Quarter Ended June 30, 2009

Controls and Procedures

6.   We note your statements that "[i]t should be noted, however, that the design of
        any system of controls is limited in its ability to detect errors, and there can be no
        assurance that any design will succeed in achieving its stated goals under all
        potential future conditions, regardless of how remote." Please revise to state
        clearly, if true, that your principal executive officer and principal financial officer
        concluded that your disclosure controls and procedures are effective at a
        reasonable assurance level. In the alternative, remove the reference to the level of
        assurance of your disclosure controls and procedures. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director